

Mail Stop 4631

December 2, 2009

By U.S. Mail and Facsimile

Mr. Daniel M. Behrendt
Chief Financial Officer
Taser International, Inc.
17800 N. 85th Street
Scottsdale, AZ 85255

> **Re:** **Taser International, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Definitive Proxy Statement on Schedule 14A filed April 15, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2009**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2009**
> **File No. 001-16391**

Dear Mr. Behrendt:

    We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

Liquidity and Capital Resources, page 25
Capital Resources, page 26

1.   Please revise future filings to include a more specific and comprehensive discussion of the terms of the significant covenants within your revolving line of credit. Please revise future filings to also present, for your most restrictive financial covenants, your actual ratios/amounts versus the minimum/maximum ratios/amounts permitted as of each reporting date. Such a presentation will allow investors to more easily understand your current ability to meet and to continue to meet your financial covenants.

Item 8. Financial Statements and Supplementary Data, page 30

Note 7 – Commitments and Contingencies, page 42
Other Litigation, page 44

2.   In future filings, please disclose the relief sought by Stinger Systems, Inc. in its counterclaim. Please refer to Item 103 of Regulation S-K.

Item 9A. Controls and Procedures, page 53

3.   We note your statement that your disclosure controls and procedures are designed to provide reasonable assurance that such information is accumulated and communicated to management. In future filings, please set forth, if true, the conclusions of the principal executive and principal financial officer that your disclosure controls and procedures are, in fact, effective at the "reasonable assurance" level.

Definitive Proxy Statement on Schedule 14A filed April 15, 2009

Long-Term Incentive Compensation, page 16

4.   We note the disclosure of general performance criteria for each named executive officer. However, in future filings, please disclose the specific criteria used in awarding compensation. To the extent you believe that disclosure of the information would result in competitive harm, such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide, on a supplemental basis, a detailed explanation for such conclusion.

<u>Options in Exchange for Opting out of Cash Bonus Plan, page 17</u>

5.   In future filings, please discuss the reason for giving employees the opportunity to opt out of the Cash Bonus Program in exchange for additional grants of stock options as well as the reasons for the particular amounts granted.

<u>Form 10-Q for the Fiscal Quarter Ended September 30, 2009</u>

<u>Item 1. Consolidated Financial Statements, page 3</u>

<u>Note 9 – Commitments and Contingencies, page 14</u>
<u>Legal Proceedings – Product Liability, page 15</u>

6.   In regard to your disclosures concerning the product liability litigation, you state that you "do not expect these to individually and in the aggregate, materially affect our business, results of operations or financial condition." Please provide us with your assessment as to the probability (remote, reasonably possible, probable) of material losses related to these matters, as of the date of your response. Provide support for your conclusion.

<u>Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20</u>

<u>Critical Accounting Estimates, page 28</u>
<u>Revenue Recognition, page 30</u>

7.   In regard to the temporary trade-in program, please supplementally provide us with a more comprehensive description of how revenue will be recognized under the program. This description should include:

*   the reason you have deferred the related revenue;
*   how the $3.5 million revenue deferral was determined;
*   how your revenue recognition for the trade-in program relates to your typical revenue recognition policy;
*   how the fair value of the credit was/will be accounted for; and
*   the accounting literature you used to support this treatment.

*   *   *

        Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Errol Sanderson, Financial Analyst, at (202) 551-3746 or Craig Slivka, Special Counsel, at (202) 551-3729, if you have any questions regarding comments on legal matters. If you have any questions regarding financial statements or related matters, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865, or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief